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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration Nos.  333-25727
                                                                   333-25727-01


                            CCA PRISON REALTY TRUST
                                  SUPPLEMENT,
                              DATED JULY 28, 1997
                                       TO
                                  PROSPECTUS,
                              DATED JULY 15, 1997

     On July 28, 1997, CCA Prison Realty Trust (the "Company") consummated the purchase of the Northeast Ohio Correctional Center (the "Facility") from Corrections Corporation of America. The purchase price and initial annual rent, respectively, for the Facility are $70.1 million and $7.7 million. The Company had previously reported that it expected to consummate this acquisition shortly after the consummation of its initial public offering. The source of funds for the purchase price of the Facility was a portion of the proceeds of the Company's sale of an aggregate of 21,275,000 common shares in its initial public offering, which sale included the exercise of the underwriters' over-allotment option. The aggregate net proceeds to the Company from the sale of the common shares were approximately $412.4 million.

     Also as described in the Prospectus, the Company has entered into a credit agreement with a group of banks led by First Union National Bank of Tennessee (the "Bank Credit Facility"). The amount available for borrowing under the Bank Credit Facility is $150.0 million, which will be used for the acquisition of additional correctional facilities and for certain other purposes, including the expansion of existing facilities and working capital, as necessary.